Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated April 3, 2006 (June 12, 2006 as to the effects of the restatement discussed in Note 19) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the fact that the Realogy Businesses of Cendant Corporation is comprised of the assets and liabilities used in managing and operating the real estate services businesses of Cendant Corporation and an explanatory paragraph related to the restatement of the statements of cash flows for each of the three years in the period ended December 31, 2005), relating to the combined financial statements of the Realogy Businesses of Cendant Corporation appearing in the Form 10 registration statement of Realogy Corporation.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
July 26, 2006